August 21, 2009

VIA USMAIL and FAX (601) 949-4077

Mr. Steven G. Rogers
President, Chief Executive
Officer and Director
Parkway Properties, Inc.
Jackson Place Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201

      Re: Parkway Properties, Inc.
             Form 10-K for the year ended 12/31/2008
             Filed on 3/10/2009
             Definitive Proxy Statement on Schedule 14A
             Filed on 4/01/2009
             File No. 001-11533

Dear Mr. Rogers:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 2. Properties

Office Buildings

1.   In future filings, for each of your material properties identified on the table under this subheading, please tell us the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

2.   In future filings, please provide a narrative discussion to explain the variance your net income from the fiscal year ended December 31, 2008 to the preceding fiscal year ended December 31, 2007. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data.

Consolidated Statements of Income, page 49

3.   Please tell us why you have shown impairment loss on real estate below operating income. If a subtotal such as "income from operations" or "operating income" is presented, it should include the impairment loss. For reference see paragraph 25 of SFAS 144.

Exhibits

4.   We note your disclosure of several joint venture arrangements as off-balance sheet arrangements on pages 37 and 38. Please tell us why you have not filed your joint venture agreements as exhibits to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K.

5.   We note that exhibits 10.9, 10.10, 10.11, 10.14, 10.16 and 10.20 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules or file such exhibits and schedules.

Definitive Proxy Statement on Schedule 14A filed on March 31, 2009

Compensation of Executive Officers and Directors

Compensation Discussion and Analysis

Elements of Compensation, page 11

General

6. We note the disclosure under this subheading that there are three components of your annual compensation: annual base compensation; annual cash incentive compensation; and long-term incentives. Please identify and quantify the non discretionary financial individual performance goals and formulated targets used to determine your base compensation, bonus compensation and long-term incentive awards. Please also revise your disclosure under this subheading to explain how the committee allocates its award between cash and equity compensation.

7. We note that the compensation committee examines relevant market data when making compensation decisions for your named executive officers. Item 402(b)(2)(xiv) of Regulation S-K requires you to identify any benchmarks and its components. Please identify the companies to which you compared yourself, how they were selected, the compensation components benchmarked and where your actual compensation falls within targeted parameters. To the extent actual compensation was outside targeted parameters, please include an explanation of the reasons for this. Please provide this disclosure in future filings and tell us how you intend to comply.

Annual Base Compensation, page 11

8. Please tell us the specific individual factors that the compensation committee considered in determining annual salary decisions and explain how such factors lead to each named officers base salary. Please refer to Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

Annual Cash Incentive Compensation, page 11

9. In addition to our general comment regarding disclosure of performance targets, please explain under this subheading whether each of the named executive officers had different formulated targets as part of such officer's performance evaluation. Please describe how the targets were derived and discuss in more detail the actual performance of each executive relative to the targets. Also, if the

compensation committee utilizes discretion to increase or decrease incentive compensation from the amount prescribed by pre-established goals/formulas that you identify under this subheading, please explain the use of such discretion in future filings.

Time-Based Long-Term Incentives, page 12

10.   Please provide an analysis of how the compensation committee determined the amount of share awards granted to each of the named executive officers in 2008. Please provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demerest, Staff Accountant, at (202) 551-3486 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief